Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This filing relates to the proposed merger of Northeast Utilities with NSTAR pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Northeast Utilities on October 18, 2010, and is incorporated by reference into this filing.

FINAL TRANSCRIPT

Thomson StreetEvents℠

Event Date/Time: Oct. 18. 2010 / 12:30PM GMT

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

C O R P O R A T E   P A R T I C I P A N T  S

Chuck Shivery

Northeast Utilities - Chairman, President & CEO

Tom May

NSTAR - Chairman, President & CEO

C O N F E R E N C E   C A L L   P A R T  I C I P A N T S

Jonathan Arnold

Deutsche Bank - Analyst

Steve Fleishman

Bank of America-Merrill Lynch - Analyst

Jay Dobson

Wunderlich - Analyst

Terran Miller

Knight Capital - Analyst

Paul Patterson

Glenrock Associates - Analyst

Michael Worms

BMO - Analyst

Jim von Riesemann

UBS - Analyst

Sachin Shah

Capstone - Analyst

Tim Winter

Gabelli & Company - Analyst

Ashir Khan

Visium Asset Management - Analyst

Phyllis Gray

Dwight Asset - Analyst

Shakim Mirza

JPMorgan - Analyst

Lewis Velalux

PicTac - Analyst

Reza Hatefi

Decade Capital - Analyst

P R E S E N T A T I O N

Operator

Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call and webcast to discuss the announcement that Northeast Utilities and NSTAR have agreed to a $17.5 billion merger of equals. All participants are in listen-only mode. Following the presentation the lines will be open for question and answers.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

For those of you who have access to the Internet, we will be using a slide presentation during today’s call. This presentation is available on both Northeast Utilities’ and NSTAR’s website. Your hosts for today’s call are Chuck Shivery, Chairman, President and CEO of Northeast Utilities; and Tom May, Chairman, President and CEO of the NSTAR. With that I will turn the call over to Mr. Shivery. Please go ahead, sir.

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Thank you, Christie, and good morning, everyone. As Christie said, the material is posted on both of our websites. I would call your attention to the safe harbor material at the beginning of that presentation and ask you to read that.

The agenda is quite brief; we’re going to talk a little bit about the rationale of why we are doing this, what we think is an extremely exciting merger, talk a little bit about the financial highlights, give you a sense of the regulatory timelines and approvals and then come back in a summary and at the end of course we’ll have plenty of time for questions.

So, if you go to page 4 in the presentation, the headline I think says it all — it really is a compelling combination; it will create the largest utility company in New England. Significant transmission investment opportunities combined with NSTAR’s cash flow and a very, very strong balance sheet will give us substantial growth.

You’re going to hear this said a number of times, but we strongly believe that this new Company is going to be able to grow earnings and dividends faster than either one of us could on a stand-alone basis. It’s a larger more diverse and very much better positioned to support economic growth and renewables in New England.

I think we’re at an inflection point around a lot of the sustainability or renewable projects. And having the size and scale that we do I think we can play a more larger role in energy policy in New England and, quite frankly, energy policy on a national scale than either one of us could have before. That ultimately translates I think into more economic growth, which ultimately translates into benefit to our shareholders.

It is accretive to earnings in year one and provides we think an enhanced shareholder total return proposition, again, compared to that that either one of our companies could do on a stand-alone basis. Enhances service quality capabilities — as Tom pointed out on a number of the press calls that we’ve had so far, it is the largest customer base in New England; it really is the load centers in New England between the Boston area and some of the areas in Connecticut.

A very highly experienced in complementary leadership team with a proven track record. Many of you know that we have worked together now for a while on the Hydro-Quebec Project as partners and I think that just continued to give us the sense of that not only are the cultures very complimentary, but our ability to work together. And as you’ll hear Tom talk about, the financial combination is very, very compelling.

If you go to page 5, we’ll give you just a snapshot of what this new Company might look like. $8.5 billion in revenues; six regulated utilities; three states; over 3.5 million customers, 3 million electric, 500,000 gas; you can see the number of miles of transmission and distribution; 9,300 employees and a rate base over $10 billion.

Whether you measure this by market capitalization or by electric customers, this new combined Company will make a significant step forward in terms of its size relative to the other utilities in our industry. And again, depending on customers or market capitalization, we’re somewhere between the 13th and the 16th largest utility.

Scale is important, it does give us the opportunity to do so many more things, we think not only of a nature that’s going to benefit our customers, but of a nature that clearly benefits our stockholders.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

If you go to page 6, you’ve seen this slide that we’ve used on a number of occasions; it is the transmission opportunity into New England’s largest load centers. You’ll note that we still include the Southwest Connecticut Reliability Projects down in that lower left-hand corner that we completed a few years ago.

We’ve included the Southeastern Massachusetts Cape Cod line that NSTAR is doing; we have spent a lot of time chatting with you about our NEEWS project, and you know that the Greater Springfield part of that NEEWS project has received citing approval from Massachusetts. We had previously received citing approval from Connecticut and expect to be in construction during this quarter on that particular project.

We talked about the HVDC line coming down from Canada into actually Franklin, New Hampshire. We announced that late last week. The governor was there, the mayor of Franklin, it’s extremely well received. We have signed that TSA, there will be a FERC filing coming up and we have already signed or filed for the presidential permit.

And then the conceptual projects that we’ve talked to you many times in the past — as you look at the potential wind sites in both northern New Hampshire and in Maine, there’s Class Six and Class Seven wind, which is about as good as it gets. And this new Company we think will have the ability to interact with those generation sources in a way that we can create projects that will begin to meet some of the energy needs and energy solutions of the region.

Page 7 talks a little bit about the merger terms. It truly is a merger of equals and I’ll go into that in just a little bit. But we have spent a great deal of time making sure that this new organization is as balanced as it can possibly be. We mentioned the fact that we expected to close within nine to 12 months, we will need shareholder approvals from both companies, we’ll need some federal approvals and we’ll need the state of Massachusetts regulatory approval.

Dual headquarters, both in Hartford and Boston. The name will be Northeast Utilities, the consideration is 100% stock with the exchange ratio 1.312 shares of NU per NSTAR share; we think that’s an accurate reflection of the way those companies have traded. NU shareholders will own about 56% of the new organization, NSTAR shareholders about 44%.

At close the dividend increase for Northeast Utilities shareholders will be significant and there will be diffident parody for the NSTAR shareholders. So again we’re looking at the situation where there will be significant increased dividend accretion and the important concept is that going forward we expect to be able to grow earnings and dividends faster than either one of us could.

From a governance standpoint at the close I will become the Non-Executive Chairman, Tom will be the President and CEO. There will be 14 Board members split seven and seven between our two companies, Tom and I will both be on the Board. And the management team, as you’ll hear in just a few moments, is equally split pretty much right down the middle.

If you go to page 8, we just wanted to highlight some of the rationale that we looked at when we decided that this merger was really one of those things that just made perfect sense at this time. We will eliminate the previously planted 2012 equity issuance by combining NSTAR’s cash flow with the large transmission project opportunities we have.

We think we can do all of those with no additional equity. As I said, there’s a significant dividend uplift — it’s approximately 20% based on the current dividend, although we both expect to continue our normal dividend policies between now and the time we close on this and, of course, there’s an enhanced pro forma credit profile.

The scale and financial capabilities will allow us to look at larger projects, again, to deliver those renewable energy requirements into the largest load centers in New England. We’re pairing Northeast Utilities with a best-in-class utility distribution operator and, as many of you will see, this combination actually diversifies and enhances NU’s earnings stream over the long term.

So as I turn this over to Tom, I just want you to understand how excited we are about this combination. We think it truly is a combination that will form the premiere electric utility in this region. Tom?

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Tom May - NSTAR - Chairman, President & CEO

Thanks, Chuck. For those NSTAR shareholders on the line, I just want to tell you how excited I am and to say that in my view this is the perfect deal at the right time. This is going to be a great deal for our shareholders. We have been a caretaker of our balance sheet and have created a fortress balance sheet and now we can put it to work for you to create, as Chuck had said, an enhanced earnings and dividend stream into the future. It’s exciting and it really does work.

As you probably know, we at NSTAR have admired their transmission business for some time now and the ability to put that balance sheet to work in looking at not only the transmission investments that are on the docket, but what Chuck alluded to in terms of what we’re going to have to do in the region to meet the environmental goals that both of our states and all of the states in New England have set out for us is an important thing.

More importantly, we love, and you’re going to see or you probably have seen in the chart that’s coming up shortly, the balance that we’re creating in our earnings stream, it’s really we believe moved way down in the risk chart by eliminating both the political and regulatory concentrations. We have a real balanced revenue earnings and cash flow stream as we look forward into the future.

And as Chuck had said earlier, I won’t repeat it again, that large footprint of ours is going to give us not only the large footprint but us representing now we will serve about half of the customers, about half of every customer in New England. So having the load centers and having that footprint is going to give us access to projects that we would not have been able to achieve alone. And our balance sheet does remain very strong going forward.

The executive team, Chuck and I have worked very hard on making sure we put a top-flight team together. You can see it as we go a cross from left to right — Greg Butler, NU’s General Counsel will continue to be General Counsel and give us good advice.

Chris Carmody, NSTAR’s Head of Human Resources, will lead our people side; Jim Judge will be our Chief Financial Officer; David McHale will head up our administration including strategy; and Joe Nolan from NSTAR will be Head of Corporate Relations. I think you all know Lee Olivier who is our Chief Operating Officer; he will continue to run the utility operations.

Financial highlights, as people who have talked to me before know, my favorite slide is total shareholder return. That’s been our focus. We have a great track record — both companies. And more importantly, I feel even better about the future. I do believe that this is representative of what our focus is and that our shareholders will have a brighter future because of this transaction.

On slide 12, we are building a larger, more diverse and better positioned utility business. As you look at our rate base, we really will have balance. We always sold ourselves as a low-risk high return company. I think as I look at this, we will be even lower risk and we will be higher return.

On pro forma earnings, the profile of the new Company, while it’s accretive to both sets of shareholders in the first year, it’s a combination of those financial benefits we keep talking about, that strong balance sheet, and efficiencies that come from combining these two great companies.

While Northeast Utilities has given guidance of long-term growth of 6% to 9%, all we want to say is that we will be now in the higher end of the range because of this transaction. And while we are not giving guidance, even though I’m sure we’re going to get the question 37 times on synergies, there is a rule of thumb if you understand our numbers that every $10 million of benefit does produce about a percent increase or $0.02 a share increase in earnings per share on the approximate 315 million shares that the new Company will have outstanding.

Common dividends, we will continue our existing dividend policy through closing and we have said that that will be between six and nine — nine and 12 months out — a Freudian slip there for a second; that’s my wishful thinking, six to nine. Our pro forma dividend policy is we expect to remain focused on growing earnings and growing dividends; we will grow dividends in line with the earnings. So we’re trying to keep them both growing at well above the industry average.

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Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

For Northeast Utilities shareholders there will be an increased dividend before close to provide parity with our dividend, which we are at a little higher payout ratio at this point in time.

The next slide, slide 15, we have an example for you of how this will work. This explains the 20% uplift that Chuck mentioned. I won’t take you through the numbers, but that is the normal adjustment that is made in transactions of this nature.

My favorite uplift is on slide 16, it’s the potential value uplift. And if you look at the factors that we highlight in the little diamond — the fact that we will have significant future rate base growth prospects; the fact that we have strong dividend growth and even stronger dividend growth; the fact that we have diversification in our revenue and earnings and cash flow; the top-tier management team we’ve put together and the track record that both teams enjoy; and the fact that we will not have to dilute you in the future with equity issuances I think all argue — those are the kinds of factors that result in premium multipliers. And I think we have them all. And so while NSTAR trades at a little better than Northeast, I think the combined Company should trade even better than NSTAR.

Slide 17, I think our credit quality is also enhanced. We do have and will have a strong balance sheet and cash flow to fund the rate base growth, principally now through internally generated funds. But also this combined Company and its operating subsidiaries are going to have a very high quality business profile. As I mentioned, that diversification really is a natural form of risk management. We are not using debt in this transaction, it’s a stock for stock and no long-term debt triggers from this change of control, if you will.

Regulatory timeline, I think we alluded to it several times. Here’s the plan — nine to 12 months; we will soon be working diligently to prepare our regulatory filings and our joint proxy statement. We expect in the first quarter, but we are moving as quickly as possible, towards shareholder approvals in the first quarter of 2011. Both companies will require a two-thirds approval.

Throughout this process we will be looking for regulatory approvals at FERC, SEC, NRC, Department of Justice and the Mass. Department of Public Utilities, and are hopeful that in the third quarter we will receive those approvals and close the deal. On the transition implementation plan, of course Chuck and I will soon be putting together a team to get us ready for legal day one.

In summary, we are creating new England’s premier energy provider. We just love that balance that we have in our diverse and stable and higher growth prospects. We have a highly experienced management team with a proven track record. And in summary, we’re both very confident that we will continue to outperform the market and have one of the most attractive total shareholder return profiles in the industry.

So with that I guess if there are any questions we’re ready. And we also have David McHale and Jim Judge available with us to answer questions.

Q U E S T I O N S   A N D   A N S W E R S

Operator

(Operator Instructions). Jonathan Arnold, Deutsche Bank.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Jonathan Arnold - Deutsche Bank - Analyst

Good morning, guys. Congratulations on the transaction. My question is, and I’m not sure if you addressed this in the comments, I apologize if you said it up front. But what do you need the initial synergies to be on your math in order for the transaction to be accretive in the first year? And the slides referenced sort of the efficiencies of combining the two companies.

Tom May - NSTAR - Chairman, President & CEO

We haven’t mentioned it, you didn’t miss it. We are not focused — because it’s a merger of equals and there is no premium we haven’t spent a lot of time focused on the synergy number. As I said earlier, our primary focus is a regulatory filing that we will be making quickly in Massachusetts to get approval of this.

We do not expect this is going to be a rate-related filing, but simply that the transaction is beneficial to consumers in general. And we give guidance on what $10 million of synergies are worth. You’ve seen the ranges in our industry of what has happened in the past. But at this stage it is premature, we haven’t done our integration work and we are not commenting on what the expectation is there.

Jonathan Arnold - Deutsche Bank - Analyst

Okay. And secondly, can you just talk maybe through the rationale a bit more of having the dual headquarters and not consolidating into one entity — given some of the other comments you made about being bigger and broader and more regional?

Tom May - NSTAR - Chairman, President & CEO

Well, we’re really excited about this concept. Chuck and I really did work hard to create a merger of equals. We want to be Connecticut’s utility, we want to be Massachusetts’ utility, we want to be New Hampshire’s utility. And as you know, regulation is important to us, as we go forward, to the success of the Company. And what we really do believe that we can be more by being the utility in Hartford, the utility in Boston.

Jonathan Arnold - Deutsche Bank - Analyst

Okay, I’ll let somebody else go. Thank you, guys.

Operator

Steve Fleishman, Bank of America-Merrill Lynch.

Steve Fleishman - Bank of America-Merrill Lynch - Analyst

Hi, good morning. I guess a couple questions. First, with respect to the merged Company, do you have a sense of what percent of the earnings would come from transmission versus kind of NU as it is today?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Yes, Steve, this is Chuck. I think there’s a slide that was in the material that showed rate base for the different component parts. And--

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Tom May - NSTAR - Chairman, President & CEO

Let me see — page 12.

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

— it’s page 12. It shows different rate base. Yes, we’re probably a few points above rate base in terms of earnings contribution from the transmission sector. So maybe mid 30s — mid to high 30s as a percentage of transmission earnings for the new Company.

Steve Fleishman - Bank of America-Merrill Lynch - Analyst

Okay. How does that compare to what you were on your own then if maybe (multiple speakers)?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

I think NU on its own was just slightly below 50%.

Steve Fleishman - Bank of America-Merrill Lynch - Analyst

Okay. And then, in Massachusetts what is the kind of standard for approval? Is it net benefits to consumers or (multiple speakers)?

Tom May - NSTAR - Chairman, President & CEO

No net harm.

Steve Fleishman - Bank of America-Merrill Lynch - Analyst

No net harm?

Tom May - NSTAR - Chairman, President & CEO

No net harm.

Steve Fleishman - Bank of America-Merrill Lynch - Analyst

Okay. And I guess lastly, is it — should we think about this as being an opportunity to work out some of the other issues at NSTAR Massachusetts in terms of your rate agreement expiring in a few years?

Tom May - NSTAR - Chairman, President & CEO

We don’t necessarily look at this as impacting that at all. That, as you know, Steve, is out in January of 2013. And we have lots of time between now and then to figure out what is the life beyond our seven-year deal. And we’ve talked to you in the past about that. We would like another longer-term deal. We don’t think this affects it. If anything it makes us a more important player in the region. We hope to work with all of our regulators to help them achieve their energy objectives in the next several years.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Steve Fleishman - Bank of America-Merrill Lynch - Analyst

Okay, thank you.

Operator

Jay Dobson, Wunderlich.

Jay Dobson - Wunderlich - Analyst

Hey, good morning, congratulations.

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Thanks, Jay.

Jay Dobson - Wunderlich - Analyst

Chuck, could you speak a little bit about the impact on the [WMECO] rate case which is pending currently? And then to both you and Tom, appreciate you don’t want to quantify synergies, but since you’re not combining headquarters can you just take us through maybe some of the categories of at least areas you’ll be looking hard at and at least preliminarily expect there to be some synergies?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Oh, sure, but let’s just deal with the Western Mass rate case first. We really don’t think that this is going to impact that. Western Mass is on a time schedule to be completed well before this combination is finalized. So, we really don’t see any significant impact on the ongoing Western Mass rate case.

Your question about other areas where we might see some benefits, there are clearly a number of financial areas where we’re going to see benefits, probably the largest of which is just the fact that we no longer need to do an equity offering. But I think as you begin to look across the Company there are very legitimate fits around some of the major IT platforms.

We have some systems in place that are relatively new that I think can be very beneficial to the combined Company; NSTAR custom systems in place that are relatively new that will be beneficial. And I think together we’re going to end up finding that there is significant benefit to those systems.

We’ll ultimately look at all the processes in the new Company and I think we’re going to find ways to take their best practices and apply it to some of the areas that we do and take our best practices and apply it to some of the things that NSTAR does. And so the combined company really ought to be a combination of the best practices of both, which I think is going to be beneficial.

So you’ve got IT, you’ve got systems, you’ve got process improvements as we look out. We think there are going to be significant ways to continue to improve the productivity and the efficiency of this Company as we move forward.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Jay Dobson - Wunderlich - Analyst

Okay. And last question. Is there a desire to merge the Massachusetts companies legally? I think I understand that day one they’ll be separate entities. But does that create synergy potential as well?

Tom May - NSTAR - Chairman, President & CEO

We’re not sure yet, Jay, we really haven’t gotten into that detail.

Jay Dobson - Wunderlich - Analyst

Great, thanks very much.

Operator

(Operator Instructions). Terran Miller, Knight Capital.

Terran Miller - Knight Capital - Analyst

Good morning and congratulations. I was just asking a question on the corporate structure. Is NSTAR going to be a separate sub of Northeast Utilities or is NSTAR going to be merged into Northeast Utilities?

Tom May - NSTAR - Chairman, President & CEO

It gets merged into a merger sub that then becomes part of Northeast Utilities like Connecticut Light & Power and Public Service of New Hampshire, etc.

Terran Miller - Knight Capital - Analyst

Okay. And so therefore the holding company debt would be pari passu with the Northeast Utilities?

Tom May - NSTAR - Chairman, President & CEO

[Because NSTAR will become a subsidiary of Northeast Utilities, NSTAR’s debt will remain at NSTAR] (corrected by the Company after the call).

Terran Miller - Knight Capital - Analyst

Okay, thank you.

Operator

Paul Patterson, Glenrock Associates.

Paul Patterson - Glenrock Associates - Analyst

Good morning. Just a few quick questions. Do we have a number for goodwill at this point estimated in that goodwill transaction?

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Tom May - NSTAR - Chairman, President & CEO

Yes, I guess we do. And I guess you could say that it’s about half of the $4.1 billion we — this is Tom, Paul — we are about two times book. And it’s a little bit more than that. So it’s a little over $2 billion.

Paul Patterson - Glenrock Associates - Analyst

Okay. And then am I right in understanding that there’s no Connecticut approval that’s required in this situation, is that correct?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

That’s correct. We do not believe — we believe that the only regulatory approval, state regulatory approval to be required will be Massachusetts. However, you can appreciate we’ll be working with the regulators in both Connecticut and New Hampshire to show them the benefits of this deal also.

Paul Patterson - Glenrock Associates - Analyst

Okay. And then in terms of the potential synergies, and I know you guys don’t want to really talk that much about it. But will you guys be making more information available in your revelatory filings, is that something we should look to in terms of getting a better picture as to what you guys are thinking about that later on?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

We haven’t planned on that, but stay tuned.

Paul Patterson - Glenrock Associates - Analyst

Okay. And then finally, I mean when we’re talking about the dual headquarters where is the management team going to be located or is it going to be —? I’m just sort of wondering how just sort of culturally you’ve got to fit two groups of people together and sometimes that’s easier said than done. Just how is that going to be set up?

Tom May - NSTAR - Chairman, President & CEO

Well, first of all, the highway between the two cities, it’s about 90 minutes apart, which is probably shorter then your commute to work, Paul, each day. So we will be burning up the highway. I’ll have an office in both cities. But we clearly will have some of the team in Hartford, some of the team in Boston. And we will move around, we will spend time in New Hampshire.

But we’re looking forward to really keeping the team together. We had — as you know, technology allows you to do it even cheaply through Skype, but we have a little better technology than that at this utility. So a combination of putting our feet to the street and using technology, we will communicate and stay well connected.

Paul Patterson - Glenrock Associates - Analyst

Got you. And then just finally, how did this — just a little bit of history in terms of when you guys first started talking and how this sort of — just a little bit more of how it came together?

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Well, I think, Paul, you’ll get the whole sense of that because we ultimately have to lay out in excruciating detail all of that process. So it will be in the proxy statement. But I think one of the things that probably is important to note is that these two companies have worked together really well for a very long time.

I mean, we’ve helped each other with restoration activities, culturally we’re very similar, from a business model standpoint we’re very similar. And as Tom said in his remarks, we really worked very, very closely on the Hydro-Quebec deal. So as we just continued to work closer and closer together we just found that this was the opportunity to put these two companies together in a way that we could be better combined than either one of us could on our own.

Paul Patterson - Glenrock Associates - Analyst

Okay, great. Thanks a lot.

Operator

Michael Worms, BMO.

Michael Worms - BMO - Analyst

Good morning, thank you. Chuck, can you just kind of go over where the opportunities are — increased opportunities as a combined entity? Both companies operate in the Northeast, both companies are involved in many of the transmission projects that are ongoing and proposed. So I’m just kind of curious as to where you see increased opportunities on a combined basis that you wouldn’t have on an individual basis?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Well, I think, Mike, you alluded to one of them. There are going to be some very large projects I think that are going to go towards solving some of the energy issues of the region. We’ve talked conceptually about some of the large, we’ve called them consortium, projects where we try to link wind generation in northern New Hampshire and in Maine to the load centers.

Clearly I think we could begin to do some of those projects on a stand-alone basis, but I think the combined company gives us the ability to do that even better and clearly, from a financial standpoint, gives us the ability to do it much more effectively.

Michael Worms - BMO - Analyst

Thank you.

Operator

Jim von Riesemann, UBS.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Jim von Riesemann - UBS - Analyst

Good morning, congratulations. Can you just go over some of the shareholder votes? Are you talking simple or super majority in terms of the votes? And is the vote of outstanding or voting?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

It’s two-thirds of the outstanding shares for each of our companies.

Jim von Riesemann - UBS - Analyst

Great, thank you.

Operator

Sachin Shah, Capstone.

Sachin Shah - Capstone - Analyst

Good morning. I just wanted to clarify this dividend. Just to clarify, so NSTAR — it seems like they’re actually going to decrease their dividend from $1.60 to $1.35, so the dividend yield is going to increase from 4% from Friday’s close — from 4% to 4.4%, but the dividend actual amount is going to decrease from $1.60 to $1.35, and yours is going to increase from $0.025 to $1.22, is that correct?

Tom May - NSTAR - Chairman, President & CEO

No, I’m glad you asked the question because we want to clear that confusion. What we’re trying to say is two things. Number one, our existing dividend policies — and as you know, we review our dividend each year — they will continue normal; as we have in the past we will normally consider our dividends from now until the closing, whether that is nine months, 12 months or 18 months. So, we will be considering dividend increases in a normal way going forward.

What we’re suggesting is that at the close of this transaction our shareholders, the NSTAR shareholders will get 1.3 shares, 1.312 shares of NU stock. And whatever the NSTAR — whatever, excuse me, the NU dividend is times 1.32, their dividend has to be brought up to whatever NSTAR is paying at that time.

Or in other words, whatever NSTAR is paying at that time if you divide it through by 1.32 you’ll get what Northeast Utilities has agreed to bring their dividend up to. So, they will bring their dividend up to parity and that means that they will get a little more of a boost than they probably had expected. NSTAR shareholders will not be affected at all regarding their dividend.

Sachin Shah - Capstone - Analyst

Okay, so in that context NSTAR shareholders, it’s neutral but basically NU’s shareholders benefit from that because you have to bring it up to that level?

Tom May - NSTAR - Chairman, President & CEO

That’s correct.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Sachin Shah - Capstone - Analyst

Okay. So some of the regulatory approvals, I think you mentioned, were wishful thinking that you may close six to nine months rather than nine to 12 months. Is it really wishful thinking or is it possible?

Tom May - NSTAR - Chairman, President & CEO

I can only tell you that I believe in stretch goals and that’s what my management teams will be charged with — getting it done quickly.

Sachin Shah - Capstone - Analyst

Okay. I think you’ve mentioned throughout the presentation and there have been a lot of callers asking about the amount of synergies. But I’m just trying to understand, if you expect shareholders on both sides, more on the NSTAR side because it seems like the benefits are a little bit skewed to the NU side from the comments you’ve thus made. I’m just trying to understand if you’re not going to be able to disclose the synergy amount do you feel confident that you’re going to get shareholder approval on the NSTAR side and, for that matter, both sides?

Tom May - NSTAR - Chairman, President & CEO

Yes, this is — in the Massachusetts approval process this is a no net harm standard. And so, we will be presenting as we have done in the past — and there are several cases that provide us with precedent — the discussion will be about the impacts on the customer, not on the shareholder. And what we basically are involved in right now is a rate freeze through 2012.

And so, there is no effect on the rate payers. And I’m sure that they will recognize that after that there will be tremendous benefits from being part of this larger company that will inure to the customer base. So we’ve had this kind of process happen several times before, there is precedent for the type of filing it is and it won’t be focused on shareholders.

Sachin Shah - Capstone - Analyst

Okay, but as far as NSTAR’s shareholders approving it, just out of curiosity, it’s a simple majority for both shareholders?

Tom May - NSTAR - Chairman, President & CEO

Two-thirds.

Sachin Shah - Capstone - Analyst

Okay, two-thirds, I’m sorry. Two-thirds. So if it’s not really skewed towards benefiting shareholders, do you feel confident you’re going to get the two-thirds required?

Tom May - NSTAR - Chairman, President & CEO

Yes, yes. We are confident that this is — that we will, with respect to the shareholders in that situation, that we will make the case and they will understand how beneficial this is for them and their growth prospects going forward.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Sachin Shah - Capstone - Analyst

Okay. Just one final question about the debt that you have currently on the balance sheet. Is there going to be any kind of — do you envision any kind of issues for the change of control potential refinancing of the Company’s debt?

Tom May - NSTAR - Chairman, President & CEO

No.

Sachin Shah - Capstone - Analyst

Okay, thank you very much. Have a good day.

Operator

(Operator Instructions). Tim Winter, Gabelli & Company.

Tim Winter - Gabelli & Company - Analyst

Good morning and congratulations, guys. Can you talk a little bit about the initial thoughts on the strategy of filing in Massachusetts, addressing cost synergies and the merger premium in the filing? Is there anything unique about the Massachusetts regulatory process, especially regarding the premium?

Tom May - NSTAR - Chairman, President & CEO

There is something unique. There is no premium, so when you take that off the table I think it makes this transaction even uniquer, if there is such a word. But, the standard is a no net harm standard, it focuses on the impact on the consumer and, as I mentioned, Tim, we are in a rate freeze in the state so it should have — it will have no impact and no net harm.

But obviously we will talk about the benefits that this has and the fact that it will create an incredibly positive economic situation in New England. This combined company plans to invest $9 billion throughout New England, which does nothing but create jobs and help us in a terribly recession filled time. So, we have had preliminary discussions with our governors, they’re very excited about this transaction and we do not anticipate any issues in this regard.

Tim Winter - Gabelli & Company - Analyst

Okay. And then from an NSTAR perspective, is the way for NSTAR’s shareholders to think about this is that you’ve been using free cash flow to buy back stock and probably a better use of cash is to invest in the immediate return transmission projects. So earnings growth at NSTAR goes for more of a 4% to 6% growth rate to the NU 6% to 9% growth rate?

Tom May - NSTAR - Chairman, President & CEO

That sounds like a deal.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Tim Winter - Gabelli & Company - Analyst

Okay, thank you.

Operator

[Ashir Khan], Visium Asset Management.

Ashir Khan - Visium Asset Management - Analyst

Hi, my questions have been answered. Thank you.

Operator

Phyllis Gray, Dwight Asset.

Phyllis Gray - Dwight Asset - Analyst

Good morning. Have you had any preliminary reaction from the rating agency regarding expectations for the rating of the combined company or the combined holding company? And also the impact on NSTAR operating company ratings?

Tom May - NSTAR - Chairman, President & CEO

We’ve had conversations but, as you can imagine, we’ve made plans to talk to them this week. I don’t think they’ve — they’ll do their normal thing in terms of putting it on watch. But we believe, and if you heard my comments, that this Company has an excellent credit profile and a reduced risk profile in my mind with very strong cash flow. But we will — it’s too early to tell specifically what they will say or do. But we’re very optimistic that we have a great story to tell them.

Phyllis Gray - Dwight Asset - Analyst

And what’s your target credit rating for the new holding company and the operating companies?

Tom May - NSTAR - Chairman, President & CEO

I don’t think we have a target right now.

Phyllis Gray - Dwight Asset - Analyst

And can you help me understand again what the benefit is for NSTAR’s shareholders? Is it exclusively the growth opportunities?

Tom May - NSTAR - Chairman, President & CEO

I think that that is the primary — our primary focus is on the growth opportunity, improved and enhanced growth in earnings and dividends. We think also that the profile, as I mentioned, the balance, the diversification of our earnings and risks give us an even lower risk profile. And we end up with a very, very strong financially strong company. And when you put that all together we think it’s a pretty attractive total shareholder return picture, more attractive than had we stood alone and continued in our own state alone.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Phyllis Gray - Dwight Asset - Analyst

Thank you very much.

Operator

[Shakim Mirza], JPMorgan.

Shakim Mirza - JPMorgan - Analyst

Hi, thanks. This may have been addressed already, but can you just confirm that no cash needs to be spent on the close to redeem any outstanding debt either through required change of control payments or voluntary calls to perhaps remove some restricted terms in the existing notes on either side?

Tom May - NSTAR - Chairman, President & CEO

That’s correct.

Shakim Mirza - JPMorgan - Analyst

Thanks.

Operator

Jonathan Arnold, Deutsche Bank.

Jonathan Arnold - Deutsche Bank - Analyst

Thank you for the follow-up. My question is that when we look at this $9 billion number of infrastructure capital spend over the next five years, it looks to us, based off the numbers we were carrying, as though that might be at least maybe a little more than 10% higher than what you had on deck before. Can you talk a little bit about what might be driving that, what kind of things you’re including in the plan that were not in before, or is it basically the same numbers and am I missing something?

Tom May - NSTAR - Chairman, President & CEO

I think it is basically the same numbers, $5 billion of distribution and $4 billion of transmission. And our numbers slide around from time to time, but I don’t think this is anything new that we haven’t previously disclosed.

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Jonathan, this is Chuck. As you know, we tend to update all those numbers for our major transmission projects when we get the EEI. Clearly we keep you apprised of where they are, but the final update we’ll give you when we see you in Palm Springs.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Jonathan Arnold - Deutsche Bank - Analyst

So that next five years is basically the 11 to 15 number?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Yes, that’s correct.

Jonathan Arnold - Deutsche Bank - Analyst

Okay. And one other thing, can we just ask the status of the NST stock buyback?

Tom May - NSTAR - Chairman, President & CEO

The first phase, which was 125 million, is in process pretty much completed. The second phase, which was 75 million, is canceled.

Jonathan Arnold - Deutsche Bank - Analyst

Okay, so does the first phase just get knocked up or does also end with this announcement?

Tom May - NSTAR - Chairman, President & CEO

It’s basically completed.

Jonathan Arnold - Deutsche Bank - Analyst

Okay. Thank you.

Tom May - NSTAR - Chairman, President & CEO

We’re not — that was contracted for and is not being stopped or affected at all.

Jonathan Arnold - Deutsche Bank - Analyst

But it’s basically done?

Tom May - NSTAR - Chairman, President & CEO

Basically done.

Jonathan Arnold - Deutsche Bank - Analyst

Okay, thank you, Tom.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Operator

Sachin Shah, Capstone.

Sachin Shah - Capstone - Analyst

Thanks again. I just wanted to find out the timing of some of these filings. You kind of gave a broad range; I just wanted to see when some of these filings, the HSR and the proxy, may be filed. Any kind of timing or indication to FERC as well?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

With respect to the proxy, we’ll probably have the proxy filed with the SEC sometimes maybe in the next month, month and a half. And then clearly it’s got to go effective through the SEC. Depending on how long that takes, we would anticipate that we could have a shareholder meeting perhaps as early as the first quarter of next year. The other filings will just kind of play out over that period of time.

Sachin Shah - Capstone - Analyst

Okay. I’m not sure if this was asked earlier, but just as far as getting regulatory approval, I asked a question earlier about the timing of it. But you feel confident that you will get approval for the transaction? I’m not sure if that was asked.

Tom May - NSTAR - Chairman, President & CEO

Very confident. And again, it’s primarily the Massachusetts Department of Public Utilities that has a pretty good process and standard for approval.

Sachin Shah - Capstone - Analyst

Okay. Now you mentioned that before about saying there’s a no net harm. So, does making — providing a premium to NSTAR’s shareholders, does that basically constitute as harming customers or ratepayers? I’m just trying to understand the difference.

Tom May - NSTAR - Chairman, President & CEO

Well, we don’t have any premium per se. All the shareholders got was their share of a company, 44%. And so this is a no premium transaction which, as I mentioned, is usually a little easier to go through than some of the transactions in our industry that had large premiums.

Sachin Shah - Capstone - Analyst

Okay, so essentially what you’re saying is the Massachusetts public utilities will probably give you more pushback if there was potentially a higher premium or a significant premium in getting it approved?

Tom May - NSTAR - Chairman, President & CEO

No, I don’t know — we don’t like the word pushback. There have been several transactions that have been approved in the past, all of which have involved a premium, and there were really no issues in the approval process. And what I’m saying is this one should be even easier than that because of the fact that there is none.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Sachin Shah - Capstone - Analyst

Okay, fair enough. Thank you. Have a good day.

Operator

[Lewis Velalux], [PicTac].

Lewis Velalux - PicTac - Analyst

Yes, good morning. Congratulations on the deal. Just one question maybe on the dividend policy going forward once the deal is completed. Can you tell us if you’re aiming at keeping an NSTAR kind of payout in the 65% or a little bit lower, or if we can just expect the dividend to grow in line with the earnings per share?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Yes, I think you really answered your own question. I think we’ve talked about what we expected to happen between now and closing and Tom went through a detailed explanation of what the NSTAR shareholders would receive and what the NU shareholders would receive. I think for the combined company going forward the dividend statement is we would expect to continue to grow dividends in line with earnings which we think is going to be very good.

Lewis Velalux - PicTac - Analyst

Now given the improved cash flow profile should we also understand that since you’re already a New England champion that you might use some of the cash flows to aim at becoming also a national champion on the transmission business?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

We get asked that question a lot. What are you going to do with your transmission? And a lot of that depends on what the transmission opportunities are. Clearly there are significant transmission opportunities right in the region and, as we said before, we’ll be able to access those opportunities in a much more efficient way financially than we would have before. With respect to outside the region, it’s just an open question.

Lewis Velalux - PicTac - Analyst

Okay, thanks, guys.

Operator

Chris Bassett, Decade Capital.

Reza Hatefi - Decade Capital - Analyst

Thank you, it’s actually Reza Hatefi from decade. I just wanted to clarify a couple of things, the North — the NU CAGR of 6% to 9%, I guess just to clarify, there should be upside to that as a result of this deal?

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

I think what Tom said earlier in his remarks was we have a 6% to 9% growth rate, with the combined company we think we’ll just be a little higher in that 6% to 9% range.

Reza Hatefi - Decade Capital - Analyst

And should we still be using the 2009 earnings as a base for that CAGR?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Yes.

Reza Hatefi - Decade Capital - Analyst

And again just to clarify, the dividend growth rate will be in line with that earnings CAGR or maybe the slightly upward revised earnings CAGR?

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Yes, we said that once we get to the dividend at closing we would expect dividends to grow at — essentially in line with the growth in earnings.

Reza Hatefi - Decade Capital - Analyst

And then, can you talk about that rationale in the deal from the perspective of I guess the Massachusetts — NSTAR Massachusetts rate filing for 2013? Obviously there was a little bit of a risk there. Can you talk about the rationale of I guess doing this deal ahead of that? I just I guess would like some clarity on that.

Tom May - NSTAR - Chairman, President & CEO

We don’t really see any significant — as you know, we pride ourselves in our ability to deal with these things before we even get there. And so, we have been thinking about and talking about how we would move on from the period beyond that. We don’t believe that this transaction has much of an impact on that, this — NSTAR Electric will still stay as NSTAR Electric.

It still will have its costs and its returns and, more importantly, its prices to consumers, which haven’t gone up in the last 10 years. We really have been operating on a rate freeze. And we have lots of resources to deal with rates going forward. There is not some big number that jumps out at us at that point in time. So, we’ll work with our regulators and hopefully continue to provide great service at stable prices.

Reza Hatefi - Decade Capital - Analyst

And finally, just your dividends before the deal gets completed, they’ll still kind of increase at your normal type pattern, both companies?

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Tom May - NSTAR - Chairman, President & CEO

Correct.

Reza Hatefi - Decade Capital - Analyst

Okay, great. Thank you.

Operator

Steve Fleishman, Bank of America-Merrill Lynch.

Steve Fleishman - Bank of America-Merrill Lynch - Analyst

(inaudible) the timeline where Massachusetts needs to rule once filed?

Tom May - NSTAR - Chairman, President & CEO

I don’t exactly understand the question. You broke up a little, Steve.

Steve Fleishman - Bank of America-Merrill Lynch - Analyst

Oh, I’m sorry. Can you hear me okay?

Tom May - NSTAR - Chairman, President & CEO

Yes.

Steve Fleishman - Bank of America-Merrill Lynch - Analyst

Okay. Is there any mandatory time in which Massachusetts needs to rule on the merger once the filing is made?

Tom May - NSTAR - Chairman, President & CEO

No, no there isn’t, Steve. The only timeline is in a rate case, all other proceedings sort of our at their chosen speed. However, we think that early in the year they will have cleaned out their docket and that there doesn’t look like there’s a lot on their calendar for the first half of next year. So, we’re optimistic that we will tell them that we want to get on with this and that they will be responsive.

Steve Fleishman - Bank of America-Merrill Lynch - Analyst

Okay. Okay, thank you.

Operator

(technical difficulty) Shivery and Mr. Tom May for closing remarks.

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F I N A L  T R A N S C R I P T

Oct. 18. 2010 / 12:30PM, NST - Northeast Utilities and NSTAR Agree to Merger of Equals

Tom May - NSTAR - Chairman, President & CEO

Again, thank you all for your attention. I hope you’ve enjoyed our discussion and you’re as excited about this transaction as we are. Chuck and I have spent a lot of time considering this over the last four months and when you get to read the proxy you’ll see all about that. But we are convinced that together we are a much stronger company, we’ll have a greater voice, and most importantly we’ll bring continued great results and total shareholder return to all of our shareholders. So, thanks for your support and look forward to talking with you more about this in the future.

Operator

Thank you. This does conclude today’s conference call and webcast. Please disconnect your lines at this time and have a wonderful day.

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Information Concerning Forward-Looking Statements

In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where To Find It

In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.